* AB 12/06



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-22274

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2009 (MM/DD/YY) AND ENDING September 30, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Stern Fisher Edwards Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

801 South Figueroa Street, Suite 2100
(No. and Street)

Los Angeles	CA	90017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jon M. Kmett (213) 612-0220
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Windes & McClaughry Accountancy Corporation
(Name – *if individual, state last, first, middle name*)

111 West Ocean Boulevard, Suite 2200	Long Beach	CA	90802
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.


SEC MAIL PROCESSING
RECEIVED
NOV 26 2010
WASH, D.C.
196
SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 12/08

OATH OR AFFIRMATION

I, Jon M. Kmett, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stern Fisher Edwards Inc, as of September 30, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title



- See attachment

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (Filed concurrently and included in the Public Report as a separate document.)

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1 ______

2 ______

3 ______

4 ______

5 ______

6 ______

Signature of Document Signer No. 1 | Signature of Document Signer No. 2 (if any)

State of California

County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 26th day of October, 20 10, by
Date / Month / Year

(1) Jon M. Kmett,
Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) ~~(,)~~

~~(and~~

(2) ______
Name of Signer

~~proved to me on the basis of satisfactory evidence to be the person who appeared before me.)~~



TERI M. MC CASLAND
Commission # 1700726
Notary Public - California
Los Angeles County
My Comm. Expires Nov 7, 2010

Place Notary Seal Above

Signature ______
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: Annual Audited Report X-17A-5

Document Date: ______ Number of Pages: ______

Signer(s) Other Than Named Above: ______

RIGHT THUMBPRINT OF SIGNER #1
Top of thumb here

RIGHT THUMBPRINT OF SIGNER #2
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STERN FISHER EDWARDS INC
(SEC FILE NO. 8-22274)

STATEMENT OF FINANCIAL CONDITION AS OF SEPTEMBER 30, 2010 AND INDEPENDENT AUDITORS' REPORT AND SUPPLEMENTAL REPORT ON INTERNAL CONTROL

STERN FISHER EDWARDS INC
(SEC FILE NO. 8-22274)

STATEMENT OF FINANCIAL CONDITION
AS OF SEPTEMBER 30, 2010
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL



SEC MAIL PROCESSING
RECEIVED
NOV 26 2010
WASH, D.C. 196 SECTION

Filed pursuant to Rule 17a-5(e)(3) as a **PUBLIC DOCUMENT**.

CONTENTS



WINDES & MCCLAUGHRY
ACCOUNTANCY CORPORATION
Certified Public Accountants & Consultants
EXCEDING EXPECTATIONS SINCE 1926

Landmark Square
111 West Ocean Boulevard
Twenty-Second Floor
Long Beach, CA 90802

Mailing Address:
Post Office Box 87
Long Beach, CA 90801-0087

T: (562) 435-1191
F: (562) 495-1665

www.windes.com

Other Offices:
Irvine
Torrance

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Stern Fisher Edwards Inc

We have audited the accompanying statement of financial condition of Stern Fisher Edwards Inc (the Company) as of September 30, 2010. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Stern Fisher Edwards Inc as of September 30, 2010 in conformity with accounting principles generally accepted in the United States of America.

Windes & McClaughry

Long Beach, California
November 22, 2010


SEC MAIL PROCESSING
RECEIVED
NOV 26 2010
WASH, D.C.
196
SECTION

STERN FISHER EDWARDS INC

STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2010

ASSETS

ASSETS	
Cash and cash equivalents	$ 343,656
Deposit with clearing broker	50,000
Commissions receivable	44,241
Other assets	845
Investments	5,942
TOTAL ASSETS	$ 444,684

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 288,271
COMMITMENTS AND CONTINGENCIES (Notes 3 and 8)	
STOCKHOLDERS' EQUITY	
Common stock, no par value, 100,000 shares authorized, 6,095 shares issued and outstanding	92,558
Retained earnings	63,855
	156,413
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 444,684


SEC MAIL PROCESSING
RECEIVED
NOV 26 2010
WASH, D.C.
196
SECTION

The accompanying notes are an integral part of these financial statement.

STERN FISHER EDWARDS INC

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2010

NOTE 1 – Organization and Nature of Business

Stern Fisher Edwards Inc (the "Company") is a broker-dealer registered with the Securities and Exchange Commission. The Company engages in the sale of common stocks, bonds, and mutual funds.

NOTE 2 – Significant Accounting Policies

Securities Transactions

All securities transactions are executed and cleared by National Financial Services on a fully disclosed basis. Securities transactions and related commission revenues and expenses are recorded on a settlement-date basis. The financial statement effect of recording these transactions at settlement date rather than trade date is not significant. Investments are valued at fair market value as determined by quoted market prices.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Investments with original maturities of three months or less are considered by the Company to be cash and cash equivalents.

Concentration of Credit Risk

Cash and cash equivalents includes account balances in banks and cash balances at brokers. The Company maintains bank balances which, at times, may exceed federally insured amounts. At various times throughout the year, the Company may also maintain cash and investment balances at brokers that exceed amounts insured by Securities Investor Protection Corporation (SIPC). Amounts not covered by SIPC are insured by supplemental insurance carried by the brokers.

NOTE 2 – Significant Accounting Policies (Continued)

Concentration of Credit Risk (Continued)

The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant risk on these accounts. Given the current economic environment and risks in the financial industry, there is a risk that these deposits and investments may not be readily available.

Income Taxes

Income taxes are provided for the effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of certain assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Deferred income taxes are provided for temporary differences relating to certain items of revenue and expense which are recognized in different periods for tax and accounting purposes. Deferred income taxes relate to the current year's California franchise tax, and differences in timing of investment gains and losses. Deferred tax assets are reported under other assets.

The FASB guidance contained in the *Income Taxes* Topic addresses the accounting for uncertainty in income taxes recognized in an enterprise's financial statements and prescribes a threshold of "more likely than not" for recognition and derecognition of tax positions taken or expected to be taken in a tax return. The Company adopted this guidance on October 1, 2009 and is now required to recognize the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being recognized. Additionally, previously recognized tax positions that no longer meet the more-likely-than-not threshold should be derecognized in the first financial reporting period in which that threshold is no longer met. Changes in recognition or measurement will be reflected in the period in which the change in judgment occurs. The Company had no material adjustments to its liabilities for unrecognized income taxes under the guidelines of the *Income Taxes* Topic for uncertainty in income taxes and believes their estimates are appropriate based on current facts and circumstances.

NOTE 2 – Significant Accounting Policies (Continued)

Income Taxes (Continued)

The Company's income tax filings are subject to audit by various taxing authorities. The Company's open audit periods are three and four years for federal and state tax filings, respectively. In evaluating the Company's tax provisions and accruals, future taxable income, the reversal of temporary differences, interpretations, and tax planning strategies are considered.

Fair Value Measurements

The Company adopted the provisions required by the *Fair Value Measurements and Disclosures* Topic of the Financial Accounting Standards Board (FASB) Accounting Standards Codification for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. On October 1, 2009, the Company adopted the provisions required for fair value measurement of nonfinancial assets and nonfinancial liabilities on a nonrecurring basis.

The guidance describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value. The Company's assessment of the significance of a particular input to the fair value measurements requires judgment, and may affect the valuation of the assets and liabilities being measured and their placement within the fair value hierarchy.

The Company's financial assets carried at fair value on a recurring basis consist of common stocks whose fair values are measured using quoted market prices multiplied by the quantity held.

Subsequent Events

The Company has evaluated subsequent events through November 22, 2010, the date the financial statements were available to be issued.

STERN FISHER EDWARDS INC

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2010

NOTE 3 - Clearing Broker Agreement

The Company has a clearing agreement with a clearing broker. Under the terms of the agreement, the Company is required to maintain a $50,000 good faith deposit. In addition, the Company is contingently liable to the clearing broker in the event of nonperformance by its introduced customers. It is the Company's policy to continuously monitor its exposure to this risk.

NOTE 4 - Fair Value Hierarchy

As discussed in Note 2, the Company adopted the provisions for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring or nonrecurring basis. The *Fair Value Measurements and Disclosures* Topic establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy are as follows:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which a fair measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

The following table presents assets that are measured at fair value on a recurring basis at September 30, 2010:

	September 30, 2010	Fair Value Measurements at Reporting Date Using		
		Level 1	Level 2	Level 3
Investments:				
Common stocks	$ 5,942	$ 5,942		
Total	$ 5,942	$ 5,942	None	None

STERN FISHER EDWARDS INC

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2010

NOTE 5 – Related-Party Transactions

The stockholders of the Company have common ownership of an affiliated company, SFE Investment Counsel Inc. (SFEIC), which performs investment advisory services. Under the terms of a management service agreement, the Company pays a monthly management fee to SFEIC for general and administrative expenses, which include payroll, rent and other operating and overhead expenses. During the year ended September 30, 2010, the management fee expense incurred under the management service agreement totaled $695,000. The agreement is cancellable by either party with thirty days written notice. At September 30, 2010, the amount owed by the Company to SFEIC totaled $271,135, which is reported in the accounts payable and accrued expenses line item on the statement of financial condition.

NOTE 6 – Net Capital Requirements

As a registered broker/dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2010, under the most restrictive requirement, the Company had net capital of $145,461, which was $95,461 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 1.98 to 1.

NOTE 7 – Reserve Requirements

The Company is exempt from the provisions of SEC Rule 15c3-3 (pursuant to paragraph (k)(2)(ii) of such Rule) under the Securities Exchange Act of 1934 as an introducing broker or dealer that clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, promptly transmits all customer funds and securities to the clearing broker or dealer, and does not otherwise hold funds or securities of customers. Operating under such exemption, the Company is not required to prepare a computation for Determination of Reserve Requirements for Brokers or Dealers under SEC Rule 15c3-3.

NOTE 8 - Commitments and Contingencies

Off-Balance-Sheet and Concentration of Credit Risk

In the normal course of business, the Company's customer activities involve the execution and settlement of various customer securities and financial instrument transactions. These activities may expose the Company to off-balance-sheet credit risk in the event the customer is unable to fulfill its contractual obligations. Counterparties to these activities primarily include broker/dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instruments. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

Leases

The Company has a lease agreement for its office facilities under which it is a joint tenant with SFEIC, an affiliated company. Under the terms of the management service agreement discussed in Note 5, SFEIC pays the monthly lease expense for the office facility, as well as the other various equipment leases which were entered into by the Company. The Company's portion of lease expense is included in the management fee paid to SFEIC. The following are future minimum commitments of noncancelleable operating leases under which the Company would be obligated should SFEIC not perform under the management service agreement:

Years Ending September 30,	Office	Equipment	Total
2011	$ 211,717	$ 3,783	$ 215,500
2012	220,186	2,748	222,934
2013	228,993	2,748	231,741
2014	238,153	1,145	239,298
2015	247,679		247,679
Thereafter	213,234		213,234
	$ 1,359,962	$ 10,424	$ 1,370,386



WINDES & MCCLAUGHRY
ACCOUNTANCY CORPORATION
Certified Public Accountants & Consultants
EXCEEDING EXPECTATIONS SINCE 1926

Landmark Square
111 West Ocean Boulevard
Twenty-Second Floor
Long Beach, CA 90802

Mailing Address:
Post Office Box 87
Long Beach, CA 90801-0087

T: (562) 435-1191
F: (562) 495-1665

www.windes.com

Other Offices:
Irvine
Torrance

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors of
Stern Fisher Edwards Inc

In planning and performing our audit of the financial statements of Stern Fisher Edwards Inc (the Company), as of and for the year ended September 30, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Long Beach, California
November 22, 2010